UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                           Sequential
     Exhibit                   Description                 Page Number
     -------                   -----------                 -----------

       1.         Press release, dated December 6, 2004         4




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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ALVARION LTD.



Date: December 6, 2004                 By: /s/ Dafna Gruber
                                          ----------------------------
                                       Name:  Dafna Gruber
                                       Title: Chief Financial Officer





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


                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE


              MEXICAN CARRIER CHOOSES SIEMENS-ALVARION FOR WIRELESS
                   BROADBAND NETWORK TARGETING BUSINESS USERS
                                     ------

Tel Aviv, Israel, December 6, 2004 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions today announced that an alternative carrier is deploying a new network in the 10.5Ghz band using the field-proven Alvarion WALKair(TM) 1000 solution. Siemens Mexico will install the network in a multi-phase effort and provide ongoing local support. With the first and second stages of the project underway, Alvarion has received equipment orders totaling approximately $1.7 million to date.

By deploying the WALKair 1000 in the 10.5GHz frequency bands, the carrier is able to launch a range of new services targeting corporate and SME customers and take advantage of the system's cost-effective backhauling capabilities.

"Once again, the Siemens-Alvarion partnership is proving to be a winning combination," said xxx, xxx of Siemens Mexico. "Together, with proven products and the world's most extensive wireless broadband deployment experience, we deliver smooth network installation and rapid deployment of high-quality, cost-effective services."

The WALKair 1000 is a high-capacity, multi-service platform for point-to-multi-point solutions. In a single platform, the WALKair combines all communication and information technologies, including IP, Ethernet, Frame Relay, Leased Line, multi-POTS and ISDN.

"This deployment with this well-positioned carrier is indicative of the significant success we continue to have with operators throughout Latin America as they increasingly realize that wireless broadband is the best and most cost-effective method to deliver broadband services to end users," added Zvi Slonimsky, CEO of Alvarion. "In addition, this is yet another example of the strength of our seven-year strategic partnership with Siemens and we see as a vital contribution to our leadership of the BWA marketplace."

                                       ###


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

About Siemens ICN and Siemens Mexico
Siemens Information and Communication Networks (ICN) is a leading global provider of communication solutions for enterprises and carriers. Its portfolio ranges from real-time IP-based applications, IP convergence solutions and broadband access systems to optical transport networks. ICN also provides consulting and services. With its innovative LifeWorks concept, ICN is developing a uniform platform that transcends the boundaries of corporate, fixed and mobile network, enabling providers to offer new services and enterprises to boost productivity. ICN posted sales of 7.1 billion euros in fiscal 2003 (year-end September 30) and employed 33,000 people.

In Mexico, Siemens began its activities more than 100 years ago. With headquarters in Mexico City, Siemens Mexico employs some 9,500 employees in 14 branches and a number of manufacturing centers. For more information, visit Siemens' World Wide Web sites at www.siemens.com/networks/ and www.siemens.com.mx

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success



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


for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.





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